Goodwin Procter LLP

Counselors at Law

Exchange Place

Boston, MA 02109

T: 617.570.1000

F: 617.523.1231

April 18, 2014

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Austin Stephenson
Dan Greenspan

Re:	Zafgen, Inc.

Confidential Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted March 14, 2014

CIK No. 0001374690

Dear Mr. Stephenson:

This letter is being submitted on behalf of Zafgen, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on March 14, 2014 (“Draft Amendment No. 1”), as set forth in your letter dated March 27, 2014 addressed to Thomas Hughes, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing the Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Amendment No. 1, and page references in the responses refer to the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two (2) copies of each of this letter and the Registration Statement (marked to show changes from Draft Amendment No. 1).

Business, pg. 73

Clinical Trials, page 80

1. We note your response to our prior comment 6 and associated revisions to your draft registration statement. In addition to these revisions, please address, at the bottom of page 73 and in your discussion of clinical trials as appropriate, the import of the data you have presented from your trials that relate to the potential efficacy of beloranib. If, as you state, none of the five clinical trials you completed was designed to demonstrate efficacy, please make clear to investors the limitations inherent in such trial design, the consequent value of any clinical observations from these trials that bear on efficacy and the extent to which you may rely on these results in your future regulatory filings with the FDA to support claims of efficacy.

RESPONSE: The Company respectfully advises the Staff that to avoid any confusion over the use of the word “efficacy” in this context, the Company has revised Draft Amendment No. 1 to note that beloranib has only been tested in clinical trials of short duration designed to test safety and tolerability and will need to be tested in clinical trials of longer-term duration designed to test efficacy before an NDA can be submitted to the FDA. Please see revisions on pages 5, 73-74 and 88 of the Registration Statement.

Clinical Trials, page 81

2. We note your response to our prior comment 7 and associated revision on page 82 of your draft registration statement. Please also clarify here the importance of statistical significance to the FDA’s (and comparable regulatory authorities’) approval process.

RESPONSE: The Company has revised Draft Amendment No. 1 to provide that the Company expects that the FDA will perform its own independent statistical analyses to determine if the Company’s data supports regulatory approval. The Company has also disclosed in the risk factor beginning on page 12 of the Registration Statement entitled “We depend almost entirely on the success of one product candidate…” that the FDA may disagree with the Company’s interpretation of its data or that the results of the Company’s clinical trials may not meet the level of statistical significance required for regulatory approval.

Phase 2a Clinical Trials, pages 85-88

3. We note your response to our prior comment 9 and the revisions to the description of your ZAF-201 trial, in which you discuss levels of C-reactive protein and triglycerides. In particular, we note your revised disclosure that C-reactive protein is a cardiovascular risk marker. However, you should correlate your discussion of such results to the goals and endpoints of the trial. For example, why are markers of cardiovascular risk, such as C-reactive protein and triglyceride levels, significant to your trial results, and what do such data suggest about beloranib?

RESPONSE: Draft Amendment No. 1 has been revised in response to the Staff’s comment. Please see revisions on page 86 of the Registration Statement.

4. We note your response to our prior comment 11 and associated revisions. You discuss levels of high- and low-density lipoprotein cholesterol in patients treated with beloranib in this trial and your ZAF-201 Phase 2a trial. Again, in each instance, you should correlate your discussion of such results to the goals and endpoints of the trial. Specifically, you state that data relating to LDL cholesterol levels indicate that the livers of PWS patients respond to beloranib treatment in a similar fashion as livers of otherwise conventionally obese patients. Please explain how liver function is significant in this regard. In your revised disclosure, please avoid overly-complex scientific terminology that could be confusing to a reasonable investor.

RESPONSE: Draft Amendment No. 1 has been revised in response to the Staff’s comment. Please see revisions on page 88 of the Registration Statement.

Clinical Trial Summary and Next Steps, pages 88-89

5. We note your response to our prior comment 13 and acknowledge your statement that many details of the planned Phase 3 trial, including expected patient enrollment numbers, are still being negotiated with the FDA. However, you should provide expanded disclosure in your next amendment regarding your strategy for patient enrollment that includes a discussion of how you expect to find and enroll PWS patients and any difficulties you anticipate given the rarity of the disease.

RESPONSE: The Company has revised Draft Amendment No. 1 to include additional information regarding the Company’s enrollment strategy. Please see revisions on page 89 of the Registration Statement. The Company further advises the Staff that it intends to provide additional information regarding its Phase 3 clinical program design in a future amendment to the Registration Statement.

6. Please include the specific details from your response to our prior comment 14 regarding your communications with the FDA in your disclosure and disclose whether you expect that your current discussions with the FDA to result in a Special Protocol Assessment for the planned Phase 3 trial.

RESPONSE: The Company respectfully advises the Staff that it intends to provide additional information regarding its Phase 3 clinical program in a future amendment to the Registration Statement.

Children’s License, page 91

7. We note your response to our prior comment 16 and revised disclosure indicating that the patents licensed under this agreement relate to decreasing the growth of fat tissue. Please expand your disclosure to indicate how the intellectual property licensed under this agreement relates to beloranib, if at all, and how it is different from the intellectual property licensed under the CKD agreement.

RESPONSE: Draft Amendment No. 1 has been revised in response to the Staff’s comment. Please see revisions on page 91 of the Registration Statement.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael Minahan

Michael Minahan

Enclosures

cc: Thomas Hughes, Zafgen, Inc.

      Patricia Allen, Zafgen, Inc.

      Mitchell S. Bloom, Goodwin Procter LLP

      Laurie A. Burlingame, Goodwin Procter LLP

4